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SEC Mail Processing Section
MAR 01 2018
Washington DC
408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabot Lodge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Vesey Street, 24th Floor
(No. and Street)

New York (City) New York (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Leibowitz 804-823-9902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman Goldberg & Hymowitz
(Name – *if individual, state last, first, middle name*)

595 Stewart Avenue Suite 420 (Address) Garden City (City) New York (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Gould, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabot Lodge Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JIHAN ASLI
Notary Public, State of New York
Reg. No. 01AS6206355
Qualified in Nassau County
Commission Expires May 18, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CABOT LODGE
SECURITIES

CABOT LODGE SECURITIES, LLC

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

DECEMBER 31, 2017

SEC I.D. 8-69009

Filed pursuant to Rule

17a-5(e)(3) as a PUBLIC DOCUMENT

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
December 31, 2017

TABLE OF CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Cabot Lodge Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cabot Lodge Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cabot Lodge Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cabot Lodge Securities, LLC's management. Our responsibility is to express an opinion on Cabot Lodge Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cabot Lodge Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

We have served as Cabot Lodge Securities, LLC's auditor since 2012.

Garden City, New York

February 27, 2018

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Assets:	
Cash and cash equivalents	$ 818,187
Cash - restricted	52,425
Accounts receivable	189,439
Clearing deposit	80,000
Due from clearing broker	115,984
Receivable from affiliates	51,647
Fixed assets, net of accumulated depreciation	25,733
Security deposits	114,839
Other assets	216,268
TOTAL ASSETS	$ 1,664,522

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable	$ 294,295
Accounts payable and accrued expenses	329,308
Other liabilities	206,732
TOTAL LIABILITIES	830,335
Member's equity	834,187
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,664,522

The accompanying notes are an integral part of these financial statements.

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. ORGANIZATION

Cabot Lodge Securities LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware in October 2011. The Company commenced operations on August 8, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company and two affiliated LLCs are held under common control by a parent company (MHC Securities, LLC). On November 30, 2017 MHC Securities, LLC transferred control of the Company and the two affiliated LLCs to PKS Holdings LLC as part of a business transaction. PKS Holdings LLC is owned by a newly formed holding company, Wentworth Management Services LLC whose controlling member is the same as MHC Securities, LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company earns fees from securities brokerage, agency transaction services and best efforts placements of securities offerings in which the Company acts as a selling group participant. Brokerage revenue is recognized on a trade date basis and placement fees are recognized as transactions are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Cash and Cash Equivalents
For purposes of these financial statements the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Restricted Cash

The Company entered into an agreement to sub lease its former office space effective December 1, 2014. In accordance with this agreement the security deposit paid by the tenant is recorded as restricted cash on the balance sheet.

Income Taxes

The Company is a single member limited liability company for federal, state and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax return of its member.

Uncertain Tax Positions

The Company adopted the provisions of the *Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. At this time open tax years are 2013 and subsequent.

Fair Value of Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurements date.

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2017 the Company's fair value hierarchy consisted of level 1 inputs as follows:

Cash and cash equivalents	$818,187
Cash - restricted	52,425
Total level 1 inputs	$870,612

3. FIXED ASSETS

Fixed assets are stated at cost and are depreciated using the straight line method over their estimated useful lives of 7 years. Depreciation expense for the year ended December 31, 2017 was $8,891.

Major classes of fixed assets and accumulated depreciation at December 31, 2017 are as follows:

Office furniture and equipment	$ 29,232
Information techonology equipment	31,525
Leasehold improvements	7,611
	68,368
Less: accumulated depreciation	(42,635)
	$ 25,733

4. RELATED PARTY TRANSACTIONS

The Company functions as the paymaster entity for two affiliated LLCs held under common control. Commission expenses paid to registered representatives are passed through to the broker dealer and then reimbursed by CL General Agency ("CLGA"), a general insurance agency and CL Wealth Management ("CLWM"), a registered investment advisor ("RIA"), creating the receivable from affiliate. For the various services provided to CLWM the Company charges an apportioned cost of compensation for the Company's employees, rent and IT expenses. In 2017 the total amount of apportioned cost charged to the affiliate was $280,415.

CL Fund Management NJ Inc. ("CLFM") is an affiliated holding company for investments in managed funds. At December 31, 2017 the Company has a receivable from affiliate of $30,000 from CLFM.

5. DUE FROM CLEARING BROKER AND CLEARING DEPOSIT

Due from clearing broker results from the Company's normal securities transactions. As of December 31, 2017 commissions and fees receivable from the clearing broker was $115,984 and the clearing deposit was $80,000.

6. EXEMPTION FROM RULE 15C3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(ii) as it does not maintain customer's accounts and operates on a fully disclosed basis with a clearing broker.

7. NET CAPITAL REQUIREMENT

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2017 the Company had net capital of $212,103 which was $156,747 in excess of its minimum net capital requirement of $55,356. At December 31, 2017 the Company's percentage of aggregate indebtedness to net capital was 391.48%.

8. CONCENTRATION OF CREDIT RISK

During the year, the Company may have significant cash balances maintained at one banking institution in amounts which may exceed Federal insurance limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

9. COMMITMENT and CONTINGENCIES

The Company has leases for office space in New York & Virginia which expire between November 2020 and September 2022. At December 31, 2017 the future minimum lease payments under the leases approximated:

For the Years Ending December 31:	
2018	$ 270,071
2019	276,994
2020	272,379
2021	146,014
2022	118,628
	$1,084,086

Total occupancy costs were $ 119,186 for the year ended December 31, 2017.

The Company entered into an agreement to sub lease its former office space effective December 1, 2014. At December 31, 2017 the future minimum lease payments receivable under the sub lease agreement approximated:

For the Years Ending December 31:	
2018	$ 247,457
2019	254,262
2020	261,255
2021	268,439
2022	206,393
	$1,237,806

10. SUBSEQUENT EVENTS

In accordance with Accounting Standards Codification Topic 855, Subsequent Events, the Company has evaluated subsequent events through February 27, 2018, which is the date these financial statements were available to be issued.

On February 15, 2018 the Parent Company disclosed plans to relocate the Richmond, Virginia office. This relocation is expected to take place over the following 90-120 days subsequent to that date.